Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	English translation of Interim Financial Information for the three-month period Ended June 30, 2007 and Independent Accountants’ Review Report

Ultrapar Participações S.A.

Interim Financial Information for the three-month period Ended June 30, 2007 and Independent Accountants’ Review Report
(A free translation of the original report in Portuguese as published in Brazil containing interim financial information prepared in accordance with accounting practices adopted in Brazil)

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1
We have reviewed the interim financial information (ITR) of Ultrapar Participações S.A. and the interim financial information of this Company and its subsidiaries (consolidated interim financial information) for the three-month period ended June 30, 2007, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2
Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4
Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The individual and consolidated statements of cash flows of Ultrapar Participações S.A. and its subsidiaries for the three-month period ended June 30, 2007 are supplementary information to the ITR, which are not required by the accounting practices adopted in Brazil, and have been included to facilitate additional analysis. These supplementary information were subject to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

5
The interim financial information for the period ended June 30, 2006 was reviewed by other independent accountant’s, who issued an unqualified review report dated July 28, 2006. In addition, the financial statements for the year-ended December 31, 2006 were audited by those auditors, whose unqualified opinion was issued on January 31, 2007.

August 3, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Alexandre Heinermann
Accountant CRC 1SP113939/O-8	Accountant CRC 1SP228175/O-0

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	06/30/2007	03/31/2007	06/30/2006
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	31,895	31,895	31,895
3 - Total	81,325	81,325	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	516	206	182
6 - Total	523	213	189

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30, 2007 AND MARCH 31, 2007
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated				Parent Company		Consolidated
ASSETS	Notes	06/30/2007	03/31/2007	06/30/2007	03/31/2007	LIABILITIES	Notes	06/30/2007	03/31/2007	06/30/2007	03/31/2007

CURRENT ASSETS						CURRENT LIABILITIES
Cash and banks	-	297	67	47,069	30,938	Loans and financing	15	-	-	302,728	125,391
Temporary cash investments	4	67,739	103,880	1,474,828	838,142	Debentures	15	1,004,752	303,078	1,015,263	303,078
Trade accounts receivable	5	-	-	1,260,910	383,714	Suppliers	-	970	1,019	450,745	104,438
Inventories	6	-	-	540,443	228,013	Salaries and related charges	-	78	45	105,302	66,037
Recoverable taxes	7	9,840	2,770	193,599	110,671	Taxes payable	-	52	12	51,608	21,966
Deferred income and social contribution taxes	9a.	122	264	74,504	37,880	Dividends payable	-	35,581	34,681	39,611	39,288
Dividends receivable	-	-	43,211	-	-	Income and social contribution taxes	-	-	-	36,343	1,096
Other	-	451	309	31,277	7,442	Post-retirement benefits	23b.	-	-	7,240	-
Prepaid expenses	10	1,908	560	20,474	11,113	Provision for contingencies	21a.	-	-	11,749	-
Total current assets		80,357	151,061	3,643,104	1,647,913	Deferred income and social contribution taxes	9a	-	-	208	154
						Other	-	2,949	1	30,008	2,529
						Total current liabilities		1,044,382	338,836	2,050,805	663,977

NONCURRENT ASSETS						NONCURRENT
Long-term investments	4	-	-	118,946	551,311	Long-term liabilities
Trade accounts receivable	5	-	-	157,647	18,783	Loans and financing	15	-	-	1,149,132	1,040,252
Related companies	8	85,481	110,355	42,148	8,945	Debentures	15	-	-	350,000	-
Deferred income and social contribution taxes	9a.	13,484	1,191	109,707	55,432	Related companies	8	456	33,456	4,723	4,687
Recoverable taxes	7	18,595	25,171	72,437	73,244	Deferred income and social contribution taxes	9a.	-	-	26,514	26,163
Escrow deposits	-	193	193	25,100	17,164	Provision for contingencies	21a.	-	-	88,002	31,337
Prepaid expenses	10	45	47	29,077	12,196	Post-retirement benefits	23b.	-	-	71,691	-
Other	-	-	-	8,173	1,136	Other	-	-	-	11,343	2,724
Total long-term assets		117,798	136,957	563,235	738,211	Total noncurrent liabilities		456	33,456	1,701,405	1,105,163

						MINORITY INTEREST	-	-	-	1,115,685	33,795
Permanent assets
Investments:
Subsidiary	11a.	2,417,390	2,059,335	-	-	SHAREHOLDERS’ EQUITY
Goodwill	-	411,825	-	-	-	Capital	16a.	946,034	946,034	946,034	946,034
Affiliated companies	11b.	-	-	12,242	5,185	Capital reserve	16c.	3,026	3,026	702	626
Other	-	60	60	26,615	25,475	Revaluation reserve	16d.	12,310	12,644	12,310	12,644
Property, plant and equipment	12	-	-	1,998,374	1,178,536	Profit reserves	16e.,16f.	983,230	983,230	983,230	983,230
Intangible	13	-	-	67,967	59,917	Treasury shares	16b.	(25,530)	(6,979)	(29,960)	(11,556)
Deferred charges	14	11,644	377	543,840	116,219	Retained earnings		75,166	37,543	75,166	37,543
Total permanent assets		2,840,919	2,059,772	2,649,038	1,385,332	Total shareholders’ equity		1,994,236	1,975,498	1,987,482	1,968,521

Total noncurrent assets		2,958,717	2,196,729	3,212,273	2,123,543	Total minority interest and shareholders’ equity		1,994,236	1,975,498	3,103,167	2,002,316

TOTAL ASSETS		3,039,074	2,347,790	6,855,377	3,771,456	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,039,074	2,347,790	6,855,377	3,771,456

The accompanying notes are integral part of these interim financial information

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2007 AND 2006
(In thousands of Brazilian reais - R$, except for earnings per share)

		Parent Company		Consolidated
	Notes	06/30/07	06/30/06	06/30/07	06/30/06

GROSS SALES AND SERVICES	2a.	-	-	6,432,960	1,300,713
Deductions	-	-	-	(251,838)	(103,375)

NET SALES AND SERVICES		-	-	6,181,122	1,197,338
Cost of sales and services	2a.	-	-	(5,704,234)	(960,708)

GROSS PROFIT		-	-	476,888	236,630

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	11a.,11b.	63,138	91,775	(26)	588

OPERATING (EXPENSES) INCOME		(10,920)	(405)	(332,151)	(146,770)
Selling	-	-	-	(124,596)	(47,573)
General and administrative	-	(70)	(404)	(144,637)	(67,780)
Management compensation	-	-	-	(1,459)	(1,402)
Depreciation and amortization	-	(10,851)	-	(65,604)	(30,562)
Other operating income, net	-	1	(1)	4,145	547

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS		52,218	91,370	144,711	90,448
Financial income (expenses), net		(27,034)	2,296	(27,291)	22,482
Financial income	19	2,193	13,606	37,098	40,143
Financial expenses	19	(29,227)	(11,310)	(64,389)	(17,661)

INCOME FROM OPERATIONS		25,184	93,666	117,420	112,930
Nonoperating (expenses) income, net	17	-	-	(1,127)	(11,143)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	-	25,184	93,666	116,293	101,787

INCOME AND SOCIAL CONTRIBUTION TAXES		12,151	(5,561)	(28,689)	(12,532)
Current	9b.	-	(5,572)	(47,689)	(37,756)
Benefit of tax holidays - ADENE	9b.	-	-	3,282	19,384
Deferred	9b.,9c.	12,151	11	15,718	5,840

INCOME BEFORE MINORITY INTEREST		37,335	88,105	87,604	89,255

Employees statutory interest	-	-	-	(2,816)	-
Minority interest	-	-	-	(47,453)	(1,150)

NET INCOME		37,335	88,105	37,335	88,105

EARNINGS PER SHARE - R$		0.46206	1.08589	0.46206	1.08589

The accompanying notes are integral part of these interim financial information

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(In thousands of Brazilian reais - R$, except for earnings per share)

		Parent Company		Consolidated
	Notes	06/30/07	06/30/06	06/30/07	06/30/06

GROSS SALES AND SERVICES	2a.	-	-	7,725,997	2,499,693
Deductions	-	-	-	(370,762)	(204,614)

NET SALES AND SERVICES		-	-	7,355,235	2,295,079
Cost of sales and services	2a.	-	-	(6,655,116)	(1,859,417)

GROSS PROFIT		-	-	700,119	435,662

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	11a.,11b.	97,045	153,870	(129)	647

OPERATING (EXPENSES) INCOME		(10,931)	(406)	(488,051)	(286,605)
Selling	-	-	-	(177,781)	(93,556)
General and administrative	-	(81)	(405)	(214,317)	(130,339)
Management compensation	-	-	-	(2,612)	(2,646)
Depreciation and amortization	-	(10,851)	-	(97,418)	(61,140)
Other operating income, net	-	1	(1)	4,077	1,076

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS		86,114	153,464	211,939	149,704
Financial income (expenses), net		(21,981)	3,806	(35,137)	34,896
Financial income	19	8,791	28,280	68,865	73,817
Financial expenses	19	(30,772)	(24,474)	(104,002)	(38,921)

INCOME FROM OPERATIONS		64,133	157,270	176,802	184,600
Nonoperating (expenses) income, net	17	-	-	(1,945)	(13,234)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	-	64,133	157,270	174,857	171,366

INCOME AND SOCIAL CONTRIBUTION TAXES		10,437	(6,068)	(49,297)	(24,185)
Current	9b.	-	(6,150)	(77,347)	(66,186)
Benefit of tax holidays - ADENE	9b.	-	-	6,084	30,753
Deferred	9b.,9c.	10,437	82	21,966	11,248

INCOME BEFORE MINORITY INTEREST		74,570	151,202	125,560	147,181

Employees statutory interest	-	-	-	(2,816)	-
Minority interest	-	-	-	(48,174)	(2,288)

NET INCOME		74,570	151,202	74,570	144,893

EARNINGS PER SHARE - R$		0.92287	1.86356	0.92287	1.78580

The accompanying notes are integral part of these interim financial information

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and services in integrated logistics solution for special bulk (Ultracargo). After  acquisition of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil. The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2.	PRESENTATION OF INTERIM FINANCIAL INFORMATION AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and for the preparation of the interim financial information - ITR are those established by accounting practices derived from the Brazilian Corporation Law and the Brazilian Securities Commission (CVM).

a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b)	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 20, that management intends to hold to maturity.

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, that do not overcome the market value.

Other assets are stated at the lower of cost or realizable values, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c)	Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 11.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d)	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 12, and is based on the economic useful live of the assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

e)	Intangible

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 13.

f)	Deferred charges

Deferred charges comprise costs incurred in the installation of Company and its subsidiaries equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, project expenses and goodwill on acquisition of subsidiaries, as stated in Note 14.

g)	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the interim financial information date.

h)	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 9.b).

i)	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of the internal and external legal advisors and administrators. Amounts are recorded based on the estimated costs and results of proceedings (see Note 21.a).

j)	Actuarial commitment with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 23.b).

k)	Basis for translation of the interim financial information of foreign subsidiaries

The interim financial information of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the date of the interim financial information - ITR. The criteria for preparation of the interim financial information have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

l)	Cash flow statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

m)	Use of estimates

The preparation of interim financial information in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

3.	CONSOLIDATION PRINCIPLES

The consolidated interim financial information have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %
	06/30/2007		03/31/2007
	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	-	100	-	-
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Oxiteno México S.A. de C.V.	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	32	-	-	-
Companhia Brasileira de Petróleo Ipiranga (*)	1	11	-	-
am/pm Comestíveis Ltda. (*)	-	11	-	-
Centro de Conveniências Millennium Ltda. (*)	-	11	-	-
Empresa Carioca de Produtos Químicos S.A.	-	11	-	-
Ipiranga Comercial Importadora e Exportadora Ltda.	-	11	-	-
Ipiranga Trading Limited	-	11	-	-
Tropical Transportes Ipiranga Ltda.	-	11	-	-
Ipiranga Imobiliária Ltda.	-	11	-	-
Ipiranga Logística Ltda.	-	11	-	-
Maxfácil Participações S.A. (**)	-	9	-	-
Isa-Sul Administração e Participações Ltda.	-	32	-	-
Comercial Farroupilha Ltda.	-	32	-	-
Ipiranga Administração de Bens Móveis Ltda.	-	32	-	-
Refinaria de Petróleo Ipiranga S.A. (***)	10	-	-	-

(*) As informed in the “Relevant Event” of March 19, 2007 and the “Market Announcement” of April 19, 2007, distribution of fuels/lubricants and related products of these companies are divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil).

(**) Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).

(***) Oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in these interim financial information in accordance with Article 32 of CVM Instruction No. 247/96.

On April 18, 2007 the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired the controlling interest of  Ipiranga Group, as informed in “Relevant Event” published on April 19, 2007. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as commission agent of Braskem and Petrobras, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A. (“Ipiranga”), maintaining the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and the ownership in Copesul – Companhia Petroquímica do Sul (Copesul) (“Petrochemical Assets”).

The transaction is structured in 4 stages:

(i) acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii) tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (CBPI), Refinaria de Petróleo Ipiranga S.A. (RPI) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI), which registration order was filed with CVM on May 2nd, 2007;

(iii) merger of shares issued by CBPI, RPI and DPPI into Ultrapar; and

(iv) segregation of assets among Ultrapar, Petrobras and Braskem.

The conclusion of the transaction is forecasted to occur in the fourth quarter of 2007. In the first stage, the Company spent the net amount of R$ 676,432, Petrobras R$ 742,747 and Braskem R$ 651,928. Based on the initial balance sheet of March 31, 2007, the Company recorded a goodwill in the amount of R$ 424,680 in the first stage of the transaction, which is being amortized over 10 years starting in April 2007, based on the expected future profitability of Ipiranga.

The assets, liabilities and income of Ipiranga are reflect in the Company’s interim financial information since April, 2007, with minority interest presented separately in the consolidated interim financial information. As the Company acted as commission agent for Braskem and Petrobras, the assets acquired in for them were recorded as reduction of the amounts received in the same first stage of the transaction, not producing any effect in the Company’s interim financial information. The assets related to the operations of RPI’s oil refinery were proportionally consolidated in the Company’s interim financial information, since their control is shared equally with Petrobras and Braskem.

On April 30, 2007 subsidiary Transultra - Armazenamento e Transporte Especializado Ltda. acquired the company Petrolog Serviços e Armazéns Gerais Ltda. for the amount of R$8,083, recording goodwill in the amount of R$6,507, amortized in 10 years, based on its expected of future profitability.

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the interim financial information.

4.	TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments, in notes issued by the Austrian Government in Brazilian reais and linked to the interbank deposit rate (CDI), and in Dual Currency Deposits; and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Austrian notes	-	-	439,197	430,326
Dual Currency Deposits (a)	-	-	248,613	540,247
Foreign investments (b) (c)	-	-	454,144	215,455
Securities and fixed-income funds in Brazil	67,739	103,880	519,190	265,404
Net expenses on hedge transaction (d)	-	-	(67,370)	(61,979)
Total	67,739	103,880	1,593,774	1,389,453

Current portion	67,739	103,880	1,474,828	838,142
Noncurrent portion	-	-	118,946	551,311

(a)
Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.5% per year; otherwise, it will be in Brazilian reais plus average interest of 16.2% per year. The subsidiary records the investment at the lower of the two alternative yields, which until June 30, 2007 was represented by the US dollar. Up to June 30, 2007 the exchange rate has always remained below the strike rate.

(b)
Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Oxiteno México S.A. de C.V. in fixed-income funds, certificates of deposit and investment grade corporate securities.

(c)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 15.b).

(d)	Accumulated gain or loss (see Note 20).

5.	TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	06/30/2007	03/31/2007

Domestic customers Ipiranga / Refinery	802,374	-
Other domestic customers	377,920	398,138
Financing to customers	263,197	-
Foreign customers	89,941	65,964
(-) Advances on foreign exchange contracts	(57,632)	(39,126)
(-) Allowance for doubtful accounts	(57,243)	(22,479)
	1,418,557	402,497

Current portion	1,260,910	383,714
Noncurrent portion	157,647	18,783

Financing to customers are directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of fuel and lubricant distribution.

The changes in the allowance for doubtful accounts are shown below:

Balance at March 31, 2007	22,479
Initial balance of Ipiranga / Refinery	41,222
Addition recorded as selling expenses	5,549
Utilization	(12,007)
Balance at June 30, 2007	57,243

6.	INVENTORIES (CONSOLIDATED)

	06/30/2007			03/31/2007
	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	147,247	(3,152)	144,095	114,302	(2,132)	112,170
Work in process	1,114	-	1,114	783	-	783
Raw materials	81,398	(37)	81,361	50,262	(40)	50,222
Liquefied petroleum gas (LPG)	20,491	-	20,491	24,093	-	24,093
Fuel, lubricants and grease	230,389	(375)	230,014	-	-	-
Supplies and cylinders for resale	44,512	(1,261)	43,251	28,294	(587)	27,707
Advances to suppliers	20,117	-	20,117	13,038	-	13,038
	545,268	(4,825)	540,443	230,772	(2,759)	228,013

The changes in the provision for losses on inventories are shown below:

Balance at March 31, 2007	2,759
Additions	2,071
Reversal	(5)
Balance at June 30, 2007	4,825

7.	RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Income and social contribution taxes	28,373	27,879	107,571	73,706
ICMS	-	-	155,427	112,983
Provision for losses - ICMS (*)	-	-	(40,909)	(34,433)
PIS and COFINS	21	21	19,882	18,131
VAT of subsidiary Oxiteno México S.A. de C.V.	-	-	15,420	11,855
Excise Tax - IPI	-	-	7,439	645
Other	41	41	1,206	1,028
Total	28,435	27,941	266,036	183,915

Current portion	9,840	2,770	193,599	110,671
Noncurrent portion	18,595	25,171	72,437	73,244

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance at March 31, 2007	34,433
Initial balance of Ipiranga / Refinery	6,035
Addition	1,362
Reversal	(921)
Balance at June 30, 2007	40,909

The increase in the balance of income and social contribution tax credits is mainly due to the inclusion of Ipiranga.

The increase in the balance of ICMS is due to the credits addition by Ipiranga and the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A Indústria e Comércio, due to measures taken by the Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 66,334 as of June 30, 2007 (R$ 60,419 as of March 31, 2007), of which R$ 27,562 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for commercialization. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

8.	RELATED COMPANIES

	Parent Company
	Loan
	Asset	Liability
Oxiteno S.A. Indústria e Comércio	76,901	-
Ultragaz Participações Ltda.	8,580	-
Melamina Ultra S.A. Indústria Química	-	456
Total at June 30, 2007	85,481	456

Total at March 31, 2007	110,355	33,456

	Consolidated
	Loans		Trade accounts
	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,641	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	9,883	-	-	-
Petroquímica União S.A.	-	-	-	431
Oxicap Indústria de Gases Ltda.	-	-	-	774
Liquigás Distribuidora S.A.	-	-	156	-
Petróleo Brasileiro S.A. Petrobras	-	-	7,624	194,210
Copagaz Distribuidora de Gás S.A.	-	-	93	-
Braskem S.A.	-	-	-	6,275
SHV Gás Brasil Ltda.	-	-	195	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	32,265	-	25	4,858
Other	-	211	24	-
Total at June 30, 2007	42,148	4,723	8,117	206,548

Total at March 31, 2007	8,945	4,687	8,974	8,199

(*)The loan with Refinaria de Petróleo Ipiranga S.A., refers to the acquisition of subscription rights from Distribuidora de Produtos de Petróleo Ipiranga S.A., with maturity on October 3, 2007. The amount in the table above refers the loan amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

With exception of the loans with Química da Bahia Indústria e Comércio S.A. and Refinaria de Petróleo Ipiranga S.A., loans are not subject to financial charges.

	Consolidated
	Operations		Financial
	Sales	Purchases	expenses

Petroquímica União S.A.	95	61,697	-
Oxicap Indústria de Gases Ltda.	-	5,052	-
Liquigás Distribuidora S.A.	1,895	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(110)
Petróleo Brasileiro S.A. - Petrobras	22	4,743,962	-
Copagaz Distribuidora de Gás S.A.	547	-	-
Braskem S.A.	25,292	340,892	-
SHV Gás Brasil Ltda.	757	-	-
Refinaria de Petróleo Ipiranga S.A. (**)	191	149,418	697
Other	393	-	-
Total at June 30, 2007	29,192	5,301,021	587

Total at June 30, 2006	28,752	1,341,025	(76)

(**) Purchase and sales transactions refer substantially to fuel supplies of RPI to DPPI. The amount in the table above refers to the amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated
	06/30/2007	03/31/2007	06/30/2007	03/31/2007

Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	42,023	22,124
Provision for contingencies	-	-	38,076	12,269
Provision for post-retirement benefits (see Note 23.b)	-	-	24,974	-
Other provisions	122	264	36,840	27,250
Income and social contribution tax loss carryforwards	13,484	1,191	42,298	31,669
Total	13,606	1,455	184,211	93,312

Current portion	122	264	74,504	37,880
Noncurrent portion	13,484	1,191	109,707	55,432

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	684	773
Accelerated depreciation	-	-	180	-
Income earned abroad	-	-	25,858	25,544
Total	-	-	26,722	26,317

Current portion	-	-	208	154
Noncurrent portion	-	-	26,514	26,163

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

Until 1 year	122	74,504
From 1 to 2 years	6,368	38,050
From 2 to 3 years	3,770	30,385
From 3 to 4 years	3,346	24,635
From 5 to 7 years	-	9,103
From 8 to 10 years	-	7,534
	13,606	184,211

b)	Conciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated
	06/30/2007	06/30/2006	06/30/2007	06/30/2006

Income before taxes, equity in subsidiary and affiliated companies and minority interest	(32,912)	3,400	172,170	170,719
Official tax rates - %	34	34	34	34
Income and social contribution taxes at official rates	11,190	(1,156)	(58,538)	(58,044)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	9	(19)	(26)	1,715
Adjustments to estimated income	-	-	3,047	948
Interest on capital	(762)	(4,893)	-	-
Workers’ meal program (PAT)	-	-	356	483
Other	-	-	(220)	(40)
Income and social contribution taxes before benefit of tax holidays	10,437	(6,068)	(55,381)	(54,938)
Benefit of tax holidays - ADENE	-	-	6,084	30,753
Income and social contribution taxes in the statements of income	10,437	(6,068)	(49,297)	(24,185)

Current	-	(6,150)	(77,347)	(66,186)
Deferred	10,437	82	21,966	11,248
Benefit of tax holidays - ADENE	-	-	6,084	30,753

c)	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	- %	date

Oxiteno Nordeste S.A. Indústria e Comércio (*)	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*) In December 2006, this plant’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016, which was granted on May 25, 2007. On July 3, 2007, the benefit analysis report issued by ADENE was directed to the Federal Revenue Service to be ratified in up to 120 days;  after this period the subsidiary will record the reduction value in its results, with retroactive effect to January 1, 2007. Should this 75% reduction not be approved, the Subsidiary will file a new request with ADENE, for 25% income tax reduction until 2008 and 12.5% from 2009 to 2013, to which it is entitled for being located in a development region and exercising an economic activity that is considered as priority for the area.

10.	PREPAID EXPENSES (CONSOLIDATED)

	06/30/2007	03/31/2007

Rents	20,391	3,470
Marketing	5,453	-
Expenses with bond issuances	12,683	11,394
Insurance premium	3,373	4,105
Taxes, mainly Municipal Real Estate Tax - IPTU Vehicle Tax - IPVA	2,113	1,874
Other prepaid expenses	5,538	2,466
	49,551	23,309

Current portion	20,474	11,113
Noncurrent portion	29,077	12,196

11.	INVESTMENTS

a) Subsidiaries of the Company

	Investiments		Equity method
	06/30/2007	03/31/2007	06/30/2007	06/30/2006

Ultragaz Participações Ltda.	408,923	382,864	34,994	46,686
Ultracargo - Operações Logísticas e Participações Ltda.	213,403	207,091	7,111	1,595
Imaven Imóveis e Agropecuária Ltda.	48,394	47,242	2,322	2,347
Oxiteno S.A. Indústria e Comércio	1,485,072	1,422,138	42,773	103,242
Distribuidora de Produtos de Petróleo Ipiranga S.A.	165,145	-	4,511	-
Companhia Brasileira de Petróleo Ipiranga	95,944	-	4,825	-
Refinaria de Petróleo Ipiranga S.A. (joint subsidiary)	509	-	509	-
	2,417,390	2,059,335	97,045	153,870

b) Affiliated Companies (consolidated)

	Investiments		Equity method
	06/30/2007	03/31/2007	06/30/2007	06/30/2006

Química da Bahia Indústria e Comércio S.A.	3,551	3,503	75	634
Oxicap Indústria de Gases Ltda.	1,573	1,682	(98)	13
Transportadora Sulbrasileira de Gás S.A.	7,118	-	(106)	-
	12,242	5,185	(129)	647

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s interim financial information as of May 31, 2007. Other subsidiaries are valued based on the interim financial information as of June 30, 2007.

12.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual	06/30/2007				03/31/2007
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	depreciation	for realization	value	value

Land	-	177,838	-	(374)	177,464	47,074
Buildings	4	591,118	(266,931)	-	324,187	202,134
Leasehold improvements	4	182,260	(67,289)	-	114,971	74,661
Machinery and equipment	8	1,007,585	(543,671)	(655)	463,259	447,589
Equipment and fixtures for the distribution of fuels / lubricants	10	740,082	(436,176)	-	303,906	-
Gas tanks and cylinders for LPG	10	281,726	(170,985)	-	110,741	112,415
Vehicles	21	213,683	(157,889)	-	55,794	32,247
Furniture and fixtures	10	57,471	(32,901)	-	24,570	15,063
Construction in progress	-	302,236	-	-	302,236	160,234
Advances to suppliers	-	84,548	-	-	84,548	74,532
Imports in transit	-	5,140	-	-	5,140	1,150
IT equipment	20	139,632	(108,142)	-	31,490	11,437
Other		174	(106)	-	68	-
		3,783,493	(1,784,090)	(1,029)	1,998,374	1,178,536

The changes in the provision for losses on property, plant and equipment are shown below:

Balance at March 31, 2007	1,633
Write off	(604)
Balance at June 30, 2007	1,029

Construction in progress refers substantially to construction of the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. in the amount of R$ 141,525, and the new alkoxylation plant of subsidiary Oxiteno S.A. Indústria e Comércio in the amount of R$ 40,084, as well as expansions and renovations of the subsidiaries’ plants, the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries Companhia Brasileira de Petróleo Ipiranga and Distribuidora de Petróleo Ipiranga S.A., in the amount of R$ 38,884.

Advances to suppliers refer basically to purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	06/30/2007			03/31/2007
		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	16,088	-	16,088	15,469
Buildings	43,866	(34,920)	8,946	9,321
Machinery and equipment	31,738	(30,766)	972	1,026
Gas tanks and cylinders	48,910	(48,910)	-	-
Vehicles	661	(661)	-	-
	141,263	(115,257)	26,006	25,816

The depreciation of theses revaluations in the amount of R$ 867 as of June 30, 2007 (R$ 964 as of June 30, 2006) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 7,072 as of June 30, 2007 (R$ 7,275 as of March 31, 2007), of which R$ 684 as of June 30, 2007 (R$ 773 as of March 31, 2007) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 6,388 as of June 30, 2007 (R$ 6,502 as of March 31, 2007) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

13.	INTANGIBLE ASSETS (CONSOLIDATED)

	Annual	06/30/2007				03/31/2007
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	105,183	(72,494)	-	32,689	23,864
Commercial property rights	3	16,334	(1,946)	-	14,388	14,525
Goodwill	20	15,466	(10,328)	-	5,138	5,646
Technology	20	20,493	(5,170)	-	15,323	15,448
Other	10	1,373	(108)	(836)	429	434
		158,849	(90,046)	(836)	67,967	59,917

The changes in the provision for losses on intangibles are shown below:

Balance at March 31, 2007	836
Addition	-
Balance at June 30, 2007	836

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar  signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 until December 2022.

14.	DEFERRED CHARGES (CONSOLIDATED)

	Annual	06/30/2007			03/31/2007
	amortization average		Accumulated	Net book	Net book
	rates - %	Cost	amortization	value	value

Expenses with studies and projects	20	67,580	(14,741)	52,839	44,991
Pre-operating expenses	12	6,730	(2,951)	3,779	3,950
Installation of Ultrasystem equipment at customers’ facilities	33	175,042	(113,643)	61,399	61,675
Goodwill	10	439,631	(14,786)	424,845	4,725
Other	20	2,395	(1,417)	978	878
		691,378	(147,538)	543,840	116,219

Expenses on studies and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

Goodwill related to the share acquisitions of Petrolog Serviços e Armazéns Gerais Ltda. in the amount of R$ 6,507, and for Ipiranga in the amount of R$ 424,680 are being amortized in 120 months (see Note 3).

15.	LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a)	Composition

				Annual
			Index/	Interest
Description	06/30/2007	03/31/2007	currency	rate 2007 - %	Maturity

Foreign currency:
Syndicated loan	115,718	124,750	US$	5.05	2008
Notes in the foreign market (b)	115,919	126,161	US$	9.0	2020
Notes in the foreign market (c)	482,520	522,923	US$	7.25	2015
Notes in the foreign market (d)	112,506	-	US$	9.88	2008
Working capital loan	6,391	4,077	MX$ + TIIE (i)	1.0	2008
Working capital loan	2,575	-	US$	7.12 to 8.55	2007
Foreign financing	23,561	24,625	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	22,656	13,891	MX$ + TIIE (i)	From 1.1 to 2.0	From 2009 to 2014
Inventories and property, plant and equipment financing	3,233	-	US$ +LIBOR	From 1.50 to 1.75	2009
Import financing (REFINIMP)	1,946	-	US$	From 6.8	2007
Import financing (FINIMP)	5,178	-	US$ +LIBOR	0.23	2007
Advances on foreign exchange contracts	36,824	4,043	US$	From 5.20 to 6.20	< 149 days
National Bank for Economic and Social Development (BNDES)	9,020	10,693	UMBNDES (ii)	From 4.50 to 10.38	From 2007 to 2011
National Bank for Economic and Social Development (BNDES)	10,631	10,154	US$	From 7.68 to 10.83	From 2010 to 2013
Export prepayments, net of linked operations	6,695	10,383	US$	6.2	2008
Subtotal	955,373	851,700

Local currency:
National Bank for Economic and Social Development (BNDES)	199,712	196,726	TJLP (iii)	From 1.80 to 4.85	From 2007 to 2013
National Bank for Economic and Social Development (BNDES)	4,736	4,645	IGP-M (iv)	6.5	2008
Government Agency for Machinery and Equipment Financing (FINAME)	73,792	36,901	TJLP (iii)	From 2.5 to 5.10	From 2007 to 2011
Research and projects financing (FINEP)	67,300	55,398	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2014
Debentures (e.1)	312,073	303,078	CDI	102.5	2008
Debentures (e.2)	692,679	-	CDI	102.5	2008
Debentures (e.3)	360,511	-	CDI	103.8	2011
Banco do Nordeste do Brasil	44,168	19,790		From 9.78 to 11.5	2018
Financial institutions	91,429	-	CDI	100	2008
Debit balance	15,004	-		Free of charge	2007
Other	346	483
Subtotal	1,861,750	617,021
Total financing and debentures	2,817,123	1,468,721

Current liabilities	(1,317,991)	(428,469)
Non current liabilities	1,499,132	1,040,252

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 93%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

The long-term portion matures as follows:

	06/30/2007	03/31/2007

From 1 to 2 years	433,009	220,163
From 2 to 3 years	219,069	92,872
From 3 to 4 years	164,239	36,996
From 4 to 5 years	36,197	24,288
Over 5 years	646,618	665,933
	1,499,132	1,040,252

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

In April 2006, subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its interim financial information.

c)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

d)	Notes in the foreign market

On August 1, 2003, subsidiary Companhia de Petróleo Ipiranga issued US$ 135 millions in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 millions. In 2006, partial redemption was performed in the amount of US$ 79.6 millions or R$ 164.9 millions, which represented the acceptance of CBPI’s repurchase offer to the note holders.

e)	Debentures

e.1) On March 1, 2005, the Company issued a single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$ 10,000.00
Final maturity:	March 1, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning March 1, 2005
Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

e.2) On April 11, 2007, the Company issued debentures in the amount of R$ 889,000, of which a first series was received on April 18, 2007, in the total amount of R$ 675,000 with maturity on April 11, 2008 and semiannual yield of 102.5% of CDI, and the second series in the amount of R$ 214,000 to be issued.

Nominal unit value:	R$ 675,000,000.00
Final maturity:	April 11, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning October 11, 2007
Repricing:	None

e.3) On April 18, 2006, subsidiary Companhia Brasileira de Petróleo Ipiranga registered in the Brazilian Securities and Exchange Commission - CVM, the public distribution of 35,000 debentures, single series, non-convertible into shares and non-preferred (chirographary) whose main features are:

Nominal unit value:	R$ 10,000.00
Final maturity:	April 1, 2011
Nominal value payment:	three quotas in 2009, 2010 and 2011
Yield:	103.8% of CDI
Yield payment:	Semiannually, beginning April 1, 2006

f)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	06/30/2007	03/31/2007

Amount of financing secured by:
Property, plant and equipment	74,403	38,134
Shares of affiliated companies and minority stockholders’ guarantees	4,736	4,645
	79,139	42,779

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 979,182 as of June 30, 2007  (R$ 1,041,278 as of March 31, 2007).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 20,043 as of June 30, 2007 (R$ 29,936 as of March 31, 2007), with terms of up to 210 days. As of June 30, 2007, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

16.	SHAREHOLDERS’ EQUITY

	a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of June 30, 2007, 10,701,954 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 1,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

During the first semester of 2007, 354,900 preferred shares were acquired at the average cost of R$ 59.01 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006.

As of June 30, 2007, the Company’s interim financial information  record 516,597 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 49.17 and R$ 19.30 per share, respectively. The consolidated financial information record 763,547 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 40.95 and R$ 19.30 per share, respectively.

The market price of preferred shares issued by the Company as of June 30, 2007 on the São Paulo Stock Exchange (BOVESPA) was R$ 64.39.

c)	Capital reserve

The capital reserve in the amount of R$ 3,026 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 36.00 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 22.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 12.

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g)	Conciliation of shareholders’ equity - Company and consolidated

	06/30/2007	03/31/2007

Shareholders’ equity - Company	1,994,236	1,975,498
Treasury shares held by subsidiaries, net of realization	(4,430)	(4,577)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,324)	(2,400)
Shareholders’ equity - consolidated	1,987,482	1,968,521

h)	Reconciliation of net income - Parent Company and consolidated

The reconciliation of net income, Parent Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/06 by IBRACON, as follows:

06/30/2006

Net income - Parent Company	151,202
Reversal of allowance for factory maintenance by the subsidiary Oxiteno S.A. Indústria e Comércio	(796)
Reversal of allowance for factory maintenance by the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)
Net income - consolidated	144,893

17.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$ 1,502 as of June 30, 2007 (R$ 6,675 as of June 30, 2006) in write-off of deferred assets related to studies and projects, and R$ 443 as of June 30, 2007 (R$ 6,559 as of June 30, 2006) of result on the sale of property, plant and equipment, mainly gas cylinders and vehicles.

2.	SEGMENT INFORMATION

The Company has four relevant segments: gas, chemicals, logistics and distribution. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and by products, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. The distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The main financial information about each of the Company’s reportable segments is presented as follows:

	06/30/2007						06/30/2006
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated
Net sales, net of related-party transactions	1,532,392	783,894	88,365	4,947,410	3,174	7,355,235	2,295,079
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	78,831	46,074	10,804	84,187	(7,828)	212,068	149,057
Total assets, net of related parties	895,507	2,472,633	353,292	2,570,744	570,820	6,862,996	3,717,502

In the table above, the column "other" is composed mainly by parent company Ultrapar Participações S.A., that recorded the goodwill on the acquisition of Ipiranga, and by the participation in the oil refining business.

19.	FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	06/30/2007	06/30/2006

Financial income:
Interest on temporary cash investments and noncurrent investments	72,461	83,736
Interest on trade accounts receivable	6,574	2,905
Monetary and exchange variation income	(11,120)	(13,782)
Other income	950	958
	68,865	73,817
Financial expenses:
Interest on loans and financing	(45,850)	(42,718)
Interest on debentures	(45,066)	(23,980)
Bank charges	(8,674)	(6,568)
Monetary and exchange variations expenses	23,659	15,058
Financial results from currency hedge transactions	(9,058)	(11,681)
CPMF/IOF/other financial expenses (see Note 21 a))	(12,052)	33,537
Other expenses	(6,961)	(2,569)
	(104,002)	(38,921)

Financial (expenses) income, net	(35,137)	34,896

20.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•
Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of June 30, 2007, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1,374 (R$ 1,547 as of March 31, 2007), the subsidiaries of Ultragaz Participações Ltda. maintained R$ 13,531 (R$ 20,739 as of March 31, 2007), and Ipiranga / Refinery maintained R$ 41,920 as an allowance for doubtful accounts.

•
Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised mainly of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing, as mentioned in Note 15.

•
Exchange rate - The Company’s subsidiaries use hedge instruments (mainly CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at June 30, 2007 and March 31, 2007:

	06/30/2007	03/31/2007

Assets:
Investments abroad and hedges	63,339	80,395
Foreign cash and cash equivalents	1,150	830
Temporary cash and long-term investments in foreign currency	702,757	755,702
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	32,178	26,655
	799,424	863,582

Liabilities:
Foreign currency financing	955,373	851,700
Import payables	14,646	19,322
	970,019	871,022

Net asset position	(170,595)	(7,440)

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated financial information of income for June 30, 2007, in the amount of R$ 12,957 (financial expense of R$ 14,280 as of June 30, 2006).

•	Market value of financial instruments

Market value of financial instruments as of June 30, 2007 and March 31, 2007 are as follows:

	06/30/2007		03/31/2007
	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	47,069	47,069	30,938	30,938
Temporary cash investments	1,474,828	1,488,616	838,142	839,217
Noncurrent investments	118,946	120,286	551,311	566,791
	1,640,843	1,655,971	1,420,391	1,436,946

Financial liabilities:
Current and long-term loans	1,451,860	1,477,397	1,165,643	1,201,088
Current and long-term debentures	1,365,263	1,365,234	303,078	303,063
	2,817,123	2,842,631	1,468,721	1,504,151

Investment-
Investments in affiliated companies	26,615	33,036	25,475	28,002

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of June 30, 2007 and March 31, 2007. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

21.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of June 30, 2007.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE (Economic Law Department) issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 19 have already been dismissed;  only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Three lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 23,595. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. Recently the STF has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In the first semester of 2007, final decisions were rendered for the ompany and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759 (in the first semester of 2006 - R$ 17,217 of accrual reversal and R$ 26,225 of recovery of amounts paid in previous periods), net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 28,895, net of attorney’s fees.

Subsidiary Oxiteno S.A. Indústria e Comércio accrued R$ 9,212 as of June 30, 2007 (R$ 9,045 as of March 31, 2007) for ICMS tax assessments being judged at a lower-level administrative court. The subsidiary is currently awaiting decision on the appeal.

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of June 30, 2007 is R$ 39,028 (R$ 38,263 as of March 31, 2007).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 55,858 as of June 30, 2007 (R$ 41,814 as of March 31, 2007) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar,  Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 13,098 (R$ 12,530 as of March 31, 2007) as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 4,933 (R$ 930 as of March 31, 2007); the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the3rd Region.

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution  (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. There are good precedents for these discussions when it is proven that there was only a postponement of payment of IRPJ and CSLL to the following years, as is the case of the Company’s subsidiaries, and legal counsel understands that the chances of success of the challenge in the judicial sphere is possible. The contingency is estimated at R$ 6,493.

Regarding Ipiranga / Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 6,862; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 26,948; (c) reversal of the deduction of unconditional discounts from the ICMS calculation basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 15,395; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

The main tax contingencies of Ipiranga / Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the interim financial information, refer to ICMS, in the total amount of R$ 107,743 and relate, mainly to: (a) requirements for the reversal of credits on interstate outflows; (b) requirements of ICMS on the purchases of basic oils; (c) demands to reverse credits related with interstate transport services operations; (d) demands to reverse credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (e) demands to reverse credits in operations with alcohol (anhydrous fuel alcohol) in the State of São Paulo; (f) tax assessment resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol). In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of June 30, 2007, is R$ 15,240.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aims at recovery of taxes and contributions, that have not been registered in the interim financial information due to their contingent nature.

Judicial deposits and provisions are summarized below:

Provisions	Balance in 03/31/2007	Initial balance of Ipiranga / Refinary	Additions	Write-off	Interest	Balance in 06/30/2007

Income and social contribution taxes	59,500	63	16,033	-	1,964	77,560
PIS and COFINS on other revenues	1,866	-	-	-	30	1,896
PIS on rendering of services	286	-	-	-	5	291
ICMS	10,257	50,229	3,941	-	695	65,122
INSS	2,172	50	-	-	153	2,375
Other	-	847	774	(251)	406	1,776
Civil lawsuits	-	5,224	455	(404)	(290)	4,985
Labor claims	-	13,364	435	(345)	(22)	13,432
(-) Judicial deposits	(42,744)	(7,093)	(16,532)	-	(1,317)	(67,686)
Total	31,337	62,684	5,106	(1,000)	1,624	99,751

b)	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of June 30, 2007, such rates were R$ 4.59 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A, that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended June 30, 2007 and 2006, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment		Actual demand
	2007	2006	2007	2006

In tons of ethylene	180.000	137.900	96,221	90,968

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary is having access to an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively.

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga / Refinery, with coverage amounting to US$ 404 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno México S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 242 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ipiranga / Refinery have an insurance and risk management program which provides coverage for all their insurable assets, as well as coverage against risks resulting from the interruption of production, by means of an operating risk policy negotiated with the national and international insurance market, through the Brazilian Reinsurance Institute.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

The main coverages are related to operating risks, loss of profits, multiple industrial perils, multiple office risks, named perils - pools and civil liability.

22.	SHARE COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until June 30, 2007, including taxes, was R$ 12,263 (R$ 12,263 as of March 31, 2007). This amount is being amortized over a period of ten years and the amortization related as of June 30, 2007 in the amount of R$ 614 (R$ 446 as of June 30, 2006), was recorded as an operating expense for the period.

23.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

a) ULTRAPREV – Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of June 30, 2007, the Company and its subsidiaries contributed R$ 1,722 (R$ 1,713 as of June 30, 2006) to Ultraprev, which was charged to income for the period. The total number of participating employees as of June 30, 2007 was 5,606, with 12 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

b) Fundação Francisco Martins Bastos

The subsidiaries Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga and Refinaria de Petróleo Ipiranga S.A., together with other companies which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

The accumulated amount of contribution to the plan by Ipiranga / Refinery in the quarter ended as of June 30, 2007 was R$ 1,347.

The recorded net liabilities of Ipiranga / Refinery as of June 30, 2007 were R$ 78,931, of which R$ 7,240 in current liabilities and R$ 71,691 in noncurrent liabilities.

The actuarial liability as of June 30, 2007 reflects the report elaborated by the independent actuary Towers Perrin Forster & Crosby Ltda on May 31, 2007, which has kept the biometric premises and the rates used in the subsidiaries’ financial statements of December 31, 2006.

24.	SUPPLEMENTARY STATEMENT OF CASH FLOW - INDIRECT METHOD

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	PARENT COMPANY
	06/30/2007	06/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	74,570	151,202
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and Amortization	10,851	-
Equity in subsidiaries and affiliated companies	(97,045)	(153,870)
Foreign exchange and indexation gains	36,190	23,981
Deferred income and social contribution taxes	(10,437)	(82)
Dividends received by direct subsidiaries	12,872	75,461

(Increase) decrease in current assets:
Recoverable taxes	(1,881)	(7,841)
Other	(110)	399
Prepaid expenses	(1,348)	-
Increase (decrease) in current liabilities:
Suppliers	606	44
Salaries and related charges	19	4
Taxes	18	-
Other	2,948	-
(Increase) decrease in long-term assets:
Recoverable taxes	144	6,131
Judicial deposits	-	(193)
Prepaid expenses	142	222
Increase (decrease) in long-term liabilities:
Other taxes	(9,389)	374

NET CASH PROVIDED BY OPERATING ACTIVITIES	18,150	95,832

	PARENT COMPANY
	06/30/2007	06/30/2006
CASH FLOWS FROM INVESTING ACTIVITIES
Investments acquired	(676,432)	-
Additions to deferred charges	(11,878)	-
Acquisition of treasury shares	(20,941)	-

NET CASH USED IN INVESTING ACTIVITIES	(709,251)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	675,000	-
Amortization	(19,232)	(26,487)
Dividends paid	(61,076)	(86,753)
Related companies	(114,941)	36,831

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	479,751	(76,409)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(211,350)	19,423

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	279,386	359,716
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	68,036	379,139

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid from financing activities	19,232	26,487

	CONSOLIDATED
	06/30/2007	06/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	74,570	144,893
Adjustments to reconcile net income to cash provided by operating activities:
Equity in subsidiaries and affiliated companies	129	(647)
Depreciation and amortization	131,204	93,498
PIS and COFINS credits on depreciation	1,276	1,096
Foreign exchange and indexation gains (losses)	8,069	(13,745)
Deferred income and social contribution taxes	(22,663)	(11,248)
Minority interest	48,174	2,288
Proceeds from disposals of permanent assets	2,983	9,175
Allowance for probable losses on permanent assets	(2,755)	2,406
Reversal of allowance for factory shutdown, net of taxes	-	6,309
Other	308	509

Dividends received	2,238	-

(Increase) decrease in current assets:
Trade accounts receivable	(17,488)	(12,316)
Inventories	(6,071)	(5,501)
Recoverable taxes	(20,073)	(27,560)
Other	(17,719)	(60)
Prepaid expenses	2,778	253
Increase (decrease) in current liabilities:
Suppliers	31,864	(902)
Salaries and related charges	(6,398)	835
Taxes	4,823	4,697
Income and social contribution taxes	18,422	4,793
Other	(971)	(9,993)
(Increase) decrease in long-term assets:
Recoverable taxes	(4,152)	4,364
Judicial deposits	(5,456)	331
Trade accounts receivable	1,519	(2,034)
Other	(1,821)	332
Prepaid expenses	(2,648)	(646)
Increase (decrease) in long-term liabilities:
Provision for contingencies	1,057	(12,530)
Other	21	(633)

NET CASH PROVIDED BY OPERATING ACTIVITIES	221,220	177,964

	CONSOLIDATED
	06/30/2007	06/30/2006
CASH FLOWS FROM INVESTING ACTIVITIES
Transfer of financial application from long term to short term	512,910	-
Acquisition of investment	(684,515)	-
Acquisition of acquired companies’ cash	152,367	-
Additions to property, plant and equipment	(271,532)	(93,791)
Additions to deferred charges	(41,756)	(37,326)
Additions to intangible	(3,510)	(7,786)
Proceeds from sales of permanent assets	10,473	3,651
Acquisition of minority interest	(52)	(9)
Acquisition of treasury shares	(20,941)	-

NET CASH USED IN INVESTING ACTIVITIES	(346,556)	(135,261)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	1,046,444	189,473
Amortization	(401,765)	(282,673)
Dividends paid	(63,926)	(87,491)
Related companies	(3,596)	(1,556)

NET CASH USED IN FINANCING ACTIVITIES	(577,157)	(182,247)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	451,821	(139,544)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,070,076	1,250,924
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,521,897	1,111,380

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid on loans and financing	47,051	43,667
Income and social contribution taxes paid in the period	29,753	6,562

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of June 30, 2007

	Jun-30-07
	Common	Preferred	Total
Controlling Shareholders	33,748,059	243,932	33,991,991
Board of Directors [1]	46	6	52
Officers [2]	-	191,750	191,750
Fiscal Council	-	1,071	1,071

Note:	[1] Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’position.
Should the member not be part of the controlling group, only its direct ownership is included.
[2] Shares owned by Officers which were not included in Controlling Shareholders’ and Board of Directors’positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

	Jun-30-07			Jun-30-06
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,059	243,932	33,991,991	333,748,059	885,979	34,634,038
Board of Directors[1]	46	6	52	46	6	52
Officers[2]	-	191,750	191,750	-	139,950	139,950
Fiscal Council	-	1,071	1,071	-	1,071	1,071

Note:	[1] Shares which were not included in Controlling Shareholders’ position.
[2] Shares which were not included in Controlling Shareholders’ and Board of Directors’ positions

Total free float and its percentage of total shares as of June 30, 2007

	Common	Preferred	Total
Total Shares	49,429,897	31,895,512	81,325,409

( - ) Shares held in treasury	6,617	516,597	523,214
( - ) Shares owned by ControllingShareholders	33,748,059	243,932	33,991,991
( - ) Shares owned by Management	46	191,756	191,802
( - ) Shares owned by affiliates *	-	55,200	55,200

Free-float	15,675,175	30,888,027	46,563,202

% Free-float / Total Shares	31.71%	96.84%	57.26%
* Subsidiaries

The Company’s shareholders that holds more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2007

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,696	66.05%	12	0.00%	32,646,708	40.14%
Parth Investments Company [1]	9,311,730	18.84%	1,396,759	4.38%	10,708,489	13.17%
Monteiro Aranha S.A. [2]	5,212,637	10.55%	730,888	2.29%	5,943,525	7.31%
Shares held in tresury	6,617	0.01%	516,597	1.62%	523,214	0.64%
Dodge & Cox, Inc. [3]	-	-	6,819,785	21.38%	8,819,785	8.39%
Others	2,252,217	4.56%	22,431,471	70.33%	24,683,688	30.35%
TOTAL	49,429,897	100.00%	31,895,512	100.00%	81,325,405	100.00%
1 Company headquartered outside of Brazil
2 Brazilian public listed company
3 Institutions headquartered outside of Brazil

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	-	0.00%	11,974,109	13.52%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,758,967	12.28%	2,062,988	8.14%	9,821,955	11.09%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	0.00%	3,775,470	4.26%
Others	4,250,660	6.73%	448,063	1.77%	4,698,723	5.31%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES S.A	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 Classification	5 - % of ownership interest in investee	6 - % of investor’s stakeholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo – Oper. Log. e Part. Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	10.70	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	20.51	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.43	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	74.47	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.42	51.81	Commercial, industrial and other	6,898	6,232
06	Terminal Químico de Aratu S.A. - Tequimar	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.44	5.70	Commercial, industrial and other	12,540	12,539
07	Transultra – Armaz. e Transp. Espec. Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	3.84	Commercial, industrial and other	34,999	34,999
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.56	22.82	Commercial, industrial and other	799,929	799,890
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	27.57	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	6.57	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.54	Commercial, industrial and other	2,800	2,800
12	Oxiteno México S.A. de C.V.	-	Investee of subsidiary/affiliated company	100.00	1.42	Commercial, industrial and other	122,048	122,048
13	Cia. Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Open-held subsidiary	11.52	4.81	Commercial, industrial and other	12,206	-
14	Distrib. Produtos Petróleo Ipiranga S.A.	92.689.256/0001-76	Open-held subsidiary	32.45	8.28	Commercial, industrial and other	10,384	-
15	Am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated company	11.52	2.78	Commercial, industrial and other	6,369	-
16	Centro de Conveniências Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated company	11.52	0.08	Commercial, industrial and other	135	-
17	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated company	11.52	0.92	Commercial, industrial and other	22,963	-
18	Ipiranga Com. Import. e Export. Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated company	11.52	0.00	Commercial, industrial and other	15	-
19	Ipiranga Trading Limited	-	Investee of subsidiary/affiliated company	11.52	0.00	Commercial, industrial and other	6	-
20	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated company	11.52	0.69	Commercial, industrial and other	29	-
21	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated company	11.52	0.40	Commercial, industrial and other	488	-
22	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated company	11.52	0.03	Commercial, industrial and other	1	-
23	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated company	9.11	4.56	Commercial, industrial and other	2	-
24	Isa-Sul Administração e Participação Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated company	32.45	2.83	Commercial, industrial and other	15,209	-
25	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated company	32.45	0.05	Commercial, industrial and other	2,920	-
26	Ipiranga Adm. de Bens Móveis Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated company	32.45	0.00	Commercial, industrial and other	3	-
27	Refinaria de Petróleo Ipiranga S.A.	94.845.674/0001-30	Investee of subsidiary/affiliated company	10.02	-0.13	Commercial, industrial and other	2,962	-

Note: This information is an integral part of the interim financial information as required by the CVM.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CHARACTERISTICS OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	SINGLE
3 - REGISTRATION NUMBER IN THE CVM	CVM/SRE/DEB/2005/015
4 - REGISTRATION DATE	04/06/2005
5 - SERIES ISSUED	UN
6 - ISSUE TYPE	SINGLE
7 - ISSUE NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2008
10 - DEBENTURE TYPE	NO PREFERENCE
11 - YIELD	102.5% of the CDI
12 - PREMIUM/DISCOUNT
13 - PAR VALUE (REAIS)	10,000.00
14 - ISSUED AMOUNT (IN THOUSANDS OF REAIS)	312,073
15 - ISSUED SECURITIES (UNIT)	30,000
16 - OUTSTANDING SECURITIES (UNIT)	30,000
17 - SECURITIES HELD IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - UNPLACED SECURITIES (UNIT)	0
21 - LAST RESET DATE
22 - NEXT EVENT DATE	09/01/2007

CHARACTERISTICS OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	2nd
3 - REGISTRATION NUMBER IN THE CVM	AUTOMATIC EXEMPTION
4 - REGISTRATION DATE	04/18/2007
5 - SERIES ISSUED	1st
6 - ISSUE TYPE	SINGLE
7 - ISSUE NATURE	PUBLIC
8 - ISSUE DATE	04/11/2007
9 - MATURITY DATE	04/11/2008
10 - DEBENTURE TYPE	SUBORDINATE
11 - YIELD	102.5% of the CDI
12 - PREMIUM/DISCOUNT
13 - PAR VALUE (REAIS)	675,000,000.00
14 - ISSUED AMOUNT (IN THOUSANDS OF REAIS)	692,679
15 - ISSUED SECURITIES (UNIT)	1
16 - OUTSTANDING SECURITIES (UNIT)	1
17 - SECURITIES HELD IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - UNPLACED SECURITIES (UNIT)	0
21 - LAST RESET DATE
22 - NEXT EVENT DATE	10/11/2007

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2007

(1) Key Indicators - Consolidated:

(R$ million)	2Q07	2Q06	1Q07	Change 2Q07 vs. 2Q06	Change 2Q07 vs. 1Q07	1H 07	1H06	Change 1H07 vs. 1H06
Net sales and services	6,181.1	1,197.4	1,174.1	416%	426%	7,355.2	2,295.1	220%
Cost of sales and services	(5,704.2)	(960.7)	(950.9)	494%	500%	(6,655.1)	(1,859.4)	258%
Gross Profit	476.9	236.7	223.2	101%	114%	700.1	435.7	61%
Selling, general and administrative expenses	(336.3)	(147.3)	(155.8)	128%	116%	(492.1)	(287.7)	71%
Other operating income (expense), net	4.2	0.5	(0.1)	740%	4,300%	4.1	1.1	273%
Income from operations before financial items	144.8	89.9	67.3	61%	115%	212.1	149.1	42%
Financial (expense) income, net	(27.3)	22.4	(7.9)	(222%)	246%	(35.2)	34.8	(201%)
Equity in subsidiaries and affiliated companies	-	0.6	(0.1)	(100%)	(100%)	(0.1)	0.6	(117%)
Nonoperating income (expense), net	(1.1)	(11.1)	(0.8)	(90%)	38%	(1.9)	(13.2)	(86%)
Income before taxes and social contribution	116.4	101.8	58.5	14%	99%	174.9	171.3	2%
Income and social contribution taxes	(32.0)	(31.9)	(23.4)	0%	37%	(55.4)	(54.9)	1%
Benefit of tax holidays	3.3	19.4	2.8	(83%)	18%	6.1	30.8	(80%)
Employees statutory interest	(2.8)	-	-	0%	0%	(2.8)	-	0%
Minority interest	(47.5)	(1.2)	(0.7)	3,858%	6,686%	(48.2)	(2.3)	1,996%
Net income	37.4	88.1	37.2	(58%)	1%	74.6	144.9	(49%)

EBITDA	225.3	136.0	115.1	66%	96%	340.4	242.6	40%

Volume – LPG sales	402	393	368	2%	9%	770	748	3%
Volume – Fuels sales	2,753	2,648	2,575	4%	7%	5,328	5,122	4%
Volume – Chemicals sales	147	134	144	9%	2%	291	263	11%

Initial Considerations: In April2007 we acquired the controlling stake of certain companies of the Ipiranga Group, becoming owners of (i) the fuel and lubricant distribution businesses in the South and Southeast of Brazil, together with related activities, (ii) EMCA – Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. Ultrapar's figures in 2Q07 already consolidate the results from the acquired businesses. The references to “Ipiranga” correspond to the fuel and lubricant distribution businesses acquired in the South and Southeast, related activities, as well as EMCA. Except where otherwise mentioned, the figures for Ultrapar referring to periods prior to 2Q07 do not include the acquired operations. Unaudited figures have been prepared relating Ipiranga for periods prior to 2Q07 (“Pro-forma Ipiranga”), with the sole purpose of providing a comparison base to facilitate the analysis of the company's performance. With the same purpose, when indicated, certain Ultrapar figures referring to quarters prior to 2Q07 include the operations acquired (“Pro-forma Ultrapar”).

(2) Performance Analysis:

Net Sales and Services - Ultrapar's consolidated net sales and services in 2Q07 amounted to R$ 6,181.1 million, 416% and 426% up on the net sales in 2Q06 and 1Q07, respectively, as a result of the acquisition of Ipiranga. Taking Ultrapar Pro-forma figures in 2Q06 and 1Q07, net revenues would have increased by 3% and 8%, respectively, basically driven by the increase in Ultragaz and Ipiranga net sales and services. In 1H07, Ultrapar's net sales and services amounted to R$ 7,355.2 million, up 220% on 1H06.

Ultragaz: The Brazilian LPG market expanded by 2% in 2Q07, compared to 2Q06, basically reflecting an improvement in the performance of the economy, as well as an increase in the Brazilian population income. In the same period, the volume sold by Ultragaz totaled 402,000 tons, up 2% on the volume sold in 2Q06, in line with the growth in the market. The bulk segment grew by 9% (11,000 tons), as a consequence of higher consumption of large customers. In the bottled segment, the volume sold decreased by 1% (2,000 tons), as a result of increased sales in 2Q06 due to uncertainties related to the supply of natural gas from Bolivia in that quarter. Compared to 1Q07, Ultragaz's sales volume was 9% higher, due to the seasonal increase in sales volumes seen between the two periods. In the first half of the year Ultragaz's total sales volume amounted to 770,000 tons, up 3% on 1H06. Net sales and services at Ultragaz amounted to R$ 797.6 million in 2Q07, up 2% compared to 2Q06, in line with the expansion of 2% in volume sold. Compared to 1Q07, net sales were up by 8%, basically as a result of a seasonal increase in sales volume. In 1H07, Ultragaz's net sales amounted to R$ 1,533.0 million, up 4% on 1H06.

Ipiranga: The expansion in the vehicles market and the improvements made to legislation and inspection implemented in the sector, for example ANP resolution Nº 07, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous ethanol, had a positive influence on Ipiranga's sales volume, which amounted to 2,753,000 cubic meters in 2Q07. This volume represented a 4% increase compared to 2Q06, seeing that (i) the volume of gasoline, ethanol and natural gas for vehicles (NGV) increased by 9.5% (87,000 cubic meters), influenced by expansion in Brazil's vehicle fleet - particularly flex-fuel vehicles, improvements made in the sector and investment made in the gas stations for NGV distribution, and (ii) diesel volume increased by 1.5% (25,000 cubic meters), as a consequence of increased economic activity, with expansions seen in the fuel resale segment, and increased consumption on the part of major end consumer clients. Compared to 1Q07 there was an increase of 7% in Ipiranga's sales volume, particularly in diesel sales volume, as a result of seasonal variation between the two periods, largely as a function of the agricultural harvest, as well as better positioning on the part of Ipiranga to capture this volume. Net sales at Ipiranga amounted to R$ 4,958.8 million in 2Q07, up 4% and 9% compared to 2Q06 and 1Q07 Ipiranga Pro-forma figures, respectively, basically as a result of the expansion in the vehicles market and improvements in legislation and inspection implemented in the sector, partly offset by the variation in anhydrous and hydrated ethanol prices, which saw a drop as a result of the record levels of the sugarcane harvest in 2007 and the decrease in the ICMS tax rate in the state of Rio Grande do Sul. In 1H07, Ipiranga Pro-forma net sales amounted to R$ 9,504.8 million, up 3% compared to Ipiranga Pro-forma in 1H06.

Oxiteno: Total sales volume at Oxiteno in 2Q07 amounted to 147,000 tons, up 9% on 2Q06, with an 18% growth in the volume sold in the domestic market, resulting in better geographical and product sales mix. Growth in the domestic market occurred mainly in the cosmetics & detergents, agrochemicals, polyester and paint & varnishes segments. In the export market, sales decreased by 11% compared to 2Q06, as a consequence of a lower availability of products due to increased volume in the local market. Sales volume at Oxiteno Mexico increased by 24% in this quarter, amounting to 8,700 tons. Compared to 1Q07, Oxiteno showed a 2% increase in total volume sold, due to higher sales of specialty chemicals (+14%), in detriment to the sale of glycols. In the first half of the year, Oxiteno's sales volume amounted to 291,000 tons, up 11% on 1H06. Oxiteno reported net sales and services of R$ 387.7 million in 2Q07, up 5% on 2Q06, basically as a result of an improvement in sales mix and better international commodity prices – the 9% increase in volume sold offset the 9% appreciation in the Brazilian Real against the US Dollar. Compared to 1Q07, there was a 2% reduction in net sales and services, basically due to the 6% appreciation in the Brazilian Real against the US Dollar. Net sales and services in 1H07 amounted to R$ 783.9 million, up 8% on 1H06.

Ultracargo: In 2Q07, average storage volumes at Ultracargo, measured in cubic meters, were 17% higher than in 2Q06, basically due to an increase in operations at the Santos Terminal and the Suape Terminal, whose expansion was completed in 4Q06. Compared to 1Q07, this represented a 5% increase, the result of the higher utilization rate at the Santos and Aratu terminals. Total kilometrage traveled was down 25% and 4% compared to 2Q06 and 1Q07, respectively, basically as a consequence of Ultracargo's decision to concentrate its operations on the providing of differentiated services. In the first half of the year, Ultracargo's average storage volume, as measured in cubic meters, showed an increase of 17% while kilometrage traveled dropped by 28%. Net revenues at Ultracargo amounted to R$ 57.0 million in 2Q07, down 3% on 2Q06, as a result of a reduction in transport operations, partially offset by (i) an increase in storage revenue and (ii) new internal logistics operations as a result of the acquisition of Petrolog in May. Compared to 1Q07, net revenues in the quarter increased by 5% as a result of increased storage levels at the Aratu and Santos Terminals, and of the new internal logistics operations. In 1H07, net revenuesat Ultracargo totaled R$ 111.3 million, 5% below the net revenue reported in 1H06.

Cost of Sales and Services: Ultrapar's cost of sales and services amounted to R$ 5,704.2 million in 2Q07, up 494% and 500% on 2Q06 and 1Q07, respectively, basically due to the acquisition of Ipiranga. Taking Ultrapar Pro-forma in 2Q06 and 1Q07, the cost of sales and services  would have increased by 3% and 8%, respectively, driven basically by increased sales volume in all the businesses managed by Ultrapar, particularly Ipiranga. In 1H07, Ultrapar's cost of sales and services amounted to R$ 6,655.1 million, up 258% compared to 1H06, as a result of the addition of Ipiranga’s costs from 2Q07.

Ultragaz: The cost of sales and services at Ultragaz amounted to R$ 669.7 million in 2Q07, up 3% and 8% compared to 2Q06 and 1Q07, respectively, in line with sales volume performance. Compared to 2Q06, the increase was also a result of the effects of inflation on distribution costs, as well as an increase in the cost associated with UltraSystem to bring it up to new safety standards. Compared to 1Q07, the benefits generated by the company’s distribution structure review partially offset the increase due the higher volume sold. In 1H07 Ultragaz's cost of sales and services amounted to R$ 1,288.0 million, up 3% compared to 1H06.

Ipiranga: The cost of sales and services at Ipiranga amounted to R$ 4,702.4 million in 2Q07, up 3% on Ipiranga Pro-forma in 2Q06, as a result of an increase in volume sold, partly offset by a reduction in the cost of ethanol, due to record levels of the sugarcane harvest in 2007, and an alteration in the ICMS tax rate in the state of Rio Grande do Sul. Compared to Ipiranga Pro-forma in 1Q07, the cost of sales and services increased by 9%, basically as a result of higher volume sold. In 1H07 Pro-forma, Ipiranga's cost of sales and services amounted to R$ 9,000.7 million, up 3% compared to 1H06 Pro-forma.

Oxiteno: Oxiteno's cost of sales and services in 2Q07 amounted to R$ 319.0 million, up 12% compared to 2Q06, as a result of (i) a 9% increase in volume sold and (ii) a 21% increase in the ethylene cost in US$, partly offset by the 9% appreciation in the Brazilian Real in the period. Compared to 1Q07, there was a 2% increase in the cost of sales and services, in line with the volume sold – the increases in unit costs in dollar terms were offset by the 6% appreciation in the Real. In 1H07, Oxiteno's cost of sales and services amounted to R$ 630.4 million, up 12% on 1H06.

Ultracargo: The cost of services provided by Ultracargo in 2Q07 amounted to R$ 34.4 million, down 6% compared to the same quarter in 2006, basically as a result of a reduction in transport costs, and up 4% on 1Q07, the result of higher volume of products handled at the Santos Terminal and increased internal logistics activities. In 1H07, the company's cost of services provided was down by 9% compared to 1H06.

Gross Profit: In 2Q07 Ultrapar reported a gross profit of R$ 476.9 million, 101% and 114% higher than 2Q06 and 1Q07, as a result of adding Ipiranga’s gross profit from 2Q07. Ultrapar year to date gross profit amounted to R$ 700.1 million, a 61% increase compared to 1S06.

Selling, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 336.3 million in 2Q07, up 128% and 116%, respectively on 2Q06 and 1Q07. Taking Ultrapar Pro-forma figures in 2Q06 and 1Q07, sales, general and administrative expenses would have increased by 4% and would have decreased by 2%, respectively. In 1H07, Ultrapar's sales, general and administrative expenses amounted to R$ 492.1 million, up 71% compared to 1H06, as a result of adding the expenses associated with Ipiranga from 2Q07.

Ultragaz: Ultragaz's sales, general and administrative expenses amounted to R$ 80.6 million in 2Q07, almost unchanged compared to 2Q06, basically as a result of operational improvements implemented and non-recurring claims indemnity made in 2Q06. Compared to 1Q07, sales, general and administrative expenses were down by 6%, the result of operational improvements and higher expenditure on conventions and advertising in the first quarter of the year. In 1H07, sales, general and administrative expenses amounted to R$ 166.7 million, up 9% on 1H06.

Ipiranga: Sales, general and administrative expenses at Ipiranga amounted to R$ 174.9 million in 2Q07, up 7% compared to Ipiranga Pro-forma in 2Q06, due to increased freight expenses and non-recurring expenses as a result of laying off the corporate staff that provided the support for the former controlling shareholders. Compared to Ipiranga Pro-forma in 1Q07, sales, general and administrative expenses were down 1%, due to a concentration of advertising and marketing expenses in 1Q07. Disregarding the above mentioned non-recurring expenses , which amounted to R$ 11 million in this quarter, sales, general and administrative expenses would have remained stable compared to Ipiranga Pro-forma in 2Q06 and would have decreased by 7% compared to Ipiranga Pro-forma in 1Q07. Ipiranga Pro-forma sales, general and administrative expenses in 1H07 amounted to R$ 351.3 million, up 6% on Ipiranga Pro-forma in 1H06.

Oxiteno: Oxiteno's sales, general administrative expenses totaled R$ 53.0 million in 2Q07, up 3% on 2Q06, as a result of increased sales expenses due to (i) an increase in volume sold and (ii) higher expenses at Oxiteno Mexico associated with exports. Administrative expenses were down 5%, as a result of lower employee profit-sharing - in line with the company's performance. Compared to 1Q07, sales, general and administrative expenses were down 3%, basically as a result of to the decrease in freight costs and lower employees profit-sharing. In 1H07, general expenses totaled R$ 107.7 million, up 7% on 1H06.

Ultracargo: Sales, general and administrative expenses at Ultracargo totaled R$ 17.4 million in 2Q07, down 2% on 2Q06, as a result of a reduction in the size of the company's workforce, due to a downsizing of operations in the transport segment, partially offset by higher expenses associated with increased storage operations. Compared to 1Q07, there was an increase of R$ 1 million in sales, general and administrative basically as a result of increased operations. In 1H07, sales, general and administrative expenses totaled R$ 33.7 million, down 7% on 1H06.

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 144.8 million in 2Q07, 61% and 115% higher than the income from operations before financial items in 2Q06 and 1Q07, respectively, basically as a result of the Ipiranga acquisition. Income from operations before financial items in 1H07 amounted to R$ 212.1 million, a 42% increase over 1H06.

Financial Income (Expenses), Net: Ultrapar reported net financial expenses of R$ 27.3 million in 2Q07, compared to net financial expenses of R$ 7.9 million in 1Q07, and net financial revenues of R$ 22.4 million in 2Q06. The financial result in 2Q06 benefited from an extraordinary gain of R$ 27 million, due to the winning of lawsuits related to the levying of PIS and COFINS taxes on financial revenues. In addition, the result in 2Q07 reflects Ultrapar's increased levels of net debt as a result of the first payment related to the acquisition of Ipiranga. Ultrapar ended the quarter with net debt of R$ 1,176.3 million, compared to net cash of R$ 162.1 million in 2Q06, and net debt of R$ 48.3 million in 1Q07. As per the material notice released on March 19, 2007, Ipiranga acquisition transaction is composed of some stages, with completion estimated for 4Q07. After the completion of these stages under the terms of the above mentioned material notice, Ultrapar should receive R$ 1.7 billion for the assets acquired on behalf of Braskem and Petrobras.

Nonoperating Income (Expenses), Net: In 2Q06 Ultrapar reported nonoperating expenses, net, of R$ 1.1 million, basically composed by net expenses of R$ 0.3 million (net expenses of R$ 6.3 million in 2Q06) from project analyses and net expenses of R$ 0.8 million (net expenses of R$ 4.9 million in 2Q06) from the sale of permanent assets.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses of R$ 32.0 million in 2Q07, practically unchanged compared to 2Q06. Compared to 1Q07, income tax and social contribution expenses increased by 37% as a result of the increase in pre-tax income. In December 2006, the income tax exemption enjoyed by Oxiteno's unit at Camaçari expired and a request was filed with ADENE (Northeast Development Agency), responsible to manage this incentive program, asking for a 75% reduction in income tax until 2016, which was deferred on May 25, 2007. On July 3, 2007, the report issued by ADENE was sent to the Federal Tax Authorities for approval, which has a time limit of 120 days to occur. After this period, Oxiteno will be able to book the amount of the tax benefit in its results, with retroactive effect to January 1st, 2007. Should the tax benefit had been obtained since January 1, 2007, the total expense with income tax and social contribution would have been reduced by R$ 8.4 million, R$ 2.2 million referring to the effect of the tax benefit in 2Q07.

Net Income: Ultrapar's consolidated net income in 2Q07 amounted to R$ 37.4 million, 58% lower than the net earnings reported in 2Q06, and 1% higher than the figure reported in 1Q07, despite the increase in EBITDA between the periods analyzed, basically because of the increase in minority interest, which amounted to R$ 47.5 million in the period, due to the minority interest from Ipiranga.

EBITDA: Ultrapar reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 225.3 million in 2Q07, up 66% on 2Q06, and 96% on 1Q07, basically as a result of the acquisition of Ipiranga. Taking Ultrapar Pro-forma figures in 2Q06 and 1Q07, the increase in EBITDA would have been 4% and 6% compared to 2Q06 and 1Q07, respectively. In 1H07, EBITDA at Ultrapar amounted to R$ 340.4 million, up 40% compared to 1H06, as a result of  the addition of Ipiranga’s EBITDA in 2Q07.

Ultragaz: Ultragaz reported EBITDA of R$ 77.9 million in 2Q07, almost unchanged compared to the EBITDA reported in 2Q06, basically as a result of an increase in distribution costs due to inflation effects in 2Q07, which neutralized the increase in sales volume. Compared to 1Q07, EBITDA was up 29%, a reflection of the 9% increase in sales volume and lower operational expenses. In 1H07, EBITDA at Ultragaz totaled R$ 138.3 million, up 4% on 1H06, principally the result of the increase in sales volume.

Ipiranga: Ipiranga reported EBITDA of R$ 105.1 million in 2Q07, up 31% and 9% compared to Ipiranga Pro-forma in 2Q06 and 1Q07, respectively, basically as a result of increased sales volume and measures implemented to improve legislation and inspection of the fuel sector. In 1H07, EBITDA Pro-forma at Ipiranga totaled R$ 201.8 million, up 16% on Ipiranga Pro-forma in 1H06.

Oxiteno: EBITDA totaled R$ 28.0 million in 2Q07, down 39% and 33% compared to 2Q06 and 1Q07, respectively, basically as a result of the appreciation in the Brazilian Real and an increase in the cost of raw materials, particularly the ethylene. In 1H07, EBITDA at Oxiteno totaled R$ 70.1 million, 19% down on 1H06.

Ultracargo: Ultracargo reported EBITDA of R$ 12.4 million, an increase of 14% and 12%, respectively, on 2Q06 and 1Q07, as a result of increased operations in the storage and internal logistics segments. In 1H07, EBITDA at Ultracargo totaled R$ 23.5 million, up 16% on 1H06.

EBITDA

R$ million	2Q07	2Q06	1Q07	Change 2Q07 X 2Q06	Change 2Q07 X 1Q07	1H07	1H06	Change 1H07 X 1H06
Ultrapar	225.3	136.0	115.1	66%	96%	340.4	242.6	40%
Ultragaz	77.9	77.6	60.4	0%	29%	138.3	132.9	4%
Ipiranga	105.1	80.4	96.7	31%	9%	201.8	174.1	16%
Oxiteno	28.0	46.2	42.1	(39%)	(33%)	70.1	86.7	(19%)
Ultracargo	12.4	10.9	11.1	14%	12%	23.5	20.2	16%

We hereby inform that. in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during this first six months of 2007 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries. We also inform that there is no expectation, for the current year, for KPMG to perform any other service amounting to more than 5% of the auditing cost.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereonto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: August 17, 2007	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Interim Financial Information for the three-month period Ended June 30, 2007 and Independent Accountants' Review Report)